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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)
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                        THE PEAK TECHNOLOGIES GROUP, INC.
                            (Name of Subject Company)


                           KIRKWOOD ACQUISITION CORP.
                     an indirect wholly owned subsidiary of


                            MOORE CORPORATION LIMITED
                                    (Bidder)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    INCLUDING THE ASSOCIATED PREFERRED STOCK
                                 PURCHASE RIGHTS
                         (Title of Class of Securities)


                                   0007046831
                      (CUSIP Number of Class of Securities)



                              Joseph M. Duane, Esq.
                           Kirkwood Acquisition Corp.
                             1 First Canadian Place
                        Toronto, Ontario, Canada M5X 1G5
                                 (416) 364-2600

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                               -------------------


                                    Copy To:
                            Dennis J. Friedman, Esq.
                               David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100



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          Moore Corporation Limited and Kirkwood  Acquisition Corp. hereby amend and supplement their Tender Offer Statement (the "Statement") on Schedule 14D-1, originally filed on April 29, 1997, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of The Peak Technologies Group, Inc., a Delaware corporation (together with the associated preferred stock purchase rights).

          Item 11. Material to be Filed as Exhibits

          (a)(10) Press Release issued by Moore on May 7, 1997.



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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  May 7, 1997


                                   Moore Corporation Limited


                                   By:      /s/  JOSEPH M. DUANE, ESQ.
                                   Name:   Joseph M. Duane, Esq.
                                   Title:  Vice President, Corporate Development
                                           and General Counsel


                                   By:      /s/  STEPHEN A. HOLINSKI
                                   Name:   Stephen A. Holinski
                                   Title:  Senior Vice President and
                                           Chief Financial Officer


                                   Kirkwood Acquisition Corp.

                                   By:      /s/  JOSEPH M. DUANE, ESQ.
                                   Name:   Joseph M. Duane, Esq.
                                   Title:  Vice President, Corporate Development
                                           and General Counsel











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                                  EXHIBIT INDEX


          (a)(10) Press Release issued by Moore on May 7, 1997.



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                               MOORE NEWS RELEASE

                                                      Moore Corporation, Limited
                                                      1 First Canadian Place
                                                      Toronto, Ontario
               Hilda Mackow                           Canada M5X 1G5
               Vice President, Communications         Phone: (416) 364-2600
               416-364-2600                           Fax:     (416) 360-4767



    MOORE ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD IN
              PROPOSED OFFER FOR SHARES OF PEAK TECHNOLOGIES GROUP

Toronto, ONT -- (May 7, 1997) - - Moore Corporation Limited announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act was terminated early and, therefore, Moore has received U.S. government antitrust clearance to proceed with its tender offer for the shares of The Peak Technologies Group, Inc. Moore's tender offer for Peak currently is scheduled to expire on May 27, 1997.

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Moore  Corporation  Limited (TSE,  ME, NYSE:  MCL) is the leading global partner helping companies communicate through print and digital technologies. As the leading supplier of document formatted information, Moore designs, manufactures and delivers business communications products, services and solutions to customers. Founded in 1882, Moore has approximately 19,000 employees and over 100 manufacturing facilities serving customers in 47 countries. Sales in 1996 were US $2.5 billion. The Moore internet address is http://www.moore.com.